EXHIBIT 99.1

Brookfield Renewable Corporation Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 14, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Corporation (the “Corporation”) (TSX, NYSE: BEPC) today announced that all ten nominees proposed for election to the board of directors by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the company’s annual meeting of shareholders held on June 14, 2022 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 516,677,463 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the ten directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	605,624,552	94.87%	32,771,310	5.13%
Scott Cutler	636,714,211	99.74%	1,681,651	0.26%
Sarah Deasley	638,062,186	99.95%	333,676	0.05%
Nancy Dorn	636,601,262	99.72%	1,794,600	0.28%
Eleazar de Carvalho Filho	628,522,051	98.45%	9,873,811	1.55%
Randy MacEwen	637,378,385	99.84%	1,017,477	0.16%
David Mann	632,822,237	99.13%	5,573,623	0.87%
Lou Maroun	635,894,947	99.61%	2,500,914	0.39%
Stephen Westwell	637,271,102	99.82%	1,124,760	0.18%
Patricia Zuccotti	636,735,086	99.74%	1,660,775	0.26%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the company’s annual meeting of shareholders is available on SEDAR at www.sedar.com.

Brookfield Renewable

Brookfield Renewable Corporation and Brookfield Renewable Partners L.P., together Brookfield Renewable, operate one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 69,000-megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $725 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Angela O’Donnell
Managing Director – Communications	Coordinator – Investor Relations
+44 (0) 739 8 909 278	(416) 359-8546
simon.maine@brookfield.com	angela.odonnell@brookfield.com